FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

333-173619

(Commission File Number)

JIAYUAN.COM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Room 1005, Changxin Building

No. 39 Anding Road

Chaoyang District, Beijing

The People’s Republic of China

(8610) 6442-8783

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIAYUAN.COM INTERNATIONAL LTD.

	By:	/s/ Shang-Hsiu Koo
	Name:	Shang-Hsiu Koo
	Title:	Chief Financial Officer

Date: May 23, 2012

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release regarding Jiayuan.com International Ltd.’s Annual General Meeting to be held on June 15, 2012

99.2	Notice of Annual General Meeting to be held on June 15, 2012

99.3	Proxy Statement

99.4	Form of Proxy for Annual General Meeting

99.5	Depositary’s Notice of Shareholders’ Meeting of Jiayuan.com International Ltd.

99.6	Voting Card for American Depositary Shares